Mail Stop 3561

      November 4, 2005


Michael B. Moneymaker
Executive Vice President, Chief Financial
  Officer, Treasurer and Secretary
NTELOS Holdings Corp.
401 Spring Lane, Suite 300
P.O. Box 1990
Waynesboro, Virginia  22980

      Re:	NTELOS Holdings Corp.
      Registration Statement on Form S-1
      Filed October 6, 2005
		File No. 333-128849

Dear Mr. Moneymaker:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and various recapitalization information. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.
2. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. In order to expedite this process, you may submit your artwork to us on a supplemental basis. See Item VIII of the March 31, 2001 quarterly update to the
Division of Corporation Finance`s "Current Issues and Rulemaking Projects Outline."
3. Revise your disclosure throughout to remove unnecessary capitalized terms and defined terms. For example, please delete the fourth sentence of the italicized paragraph on page one; once you make your disclosure clear from the context, you will not need to define terms such as "NTELOS," "we," "our" and "us." Similarly, you will not need to define terms such as "Sprint Nextel," "Telecommunications Act," or "GAAP." In addition, instead of defining terms such as basic trading areas as "BTAs," consider using the full term. This will make the disclosure easier to understand.
These are only a few examples.
4. Please remove or explain technical and business jargon and acronyms such as "footprint," CLEC," "RLEC," "ILEC," and "POPS," in the forepart of the prospectus and avoid relying on industry jargon and acronyms throughout the rest of the prospectus. Instead, use terms that would be familiar to people outside of your industry, such as "rural telephone company" rather than RLEC.
5. We note your references to the use of third party valuation advisor throughout the filing. For example, pages 61, F-8, F-21, F-
40, F-58, and F-71. While you are not required to make references to the independent appraisals, when you do you should also disclose the name of the experts and include the consents of the experts. Please revise.

Market and Other Data, page i
6. If you wish to retain it, this section is more appropriate for the
body of the prospectus. In addition, please refer to the sentence beginning "Although we believe that these sources are reliable...."
We note your statement that you "cannot guarantee [the information`s] accuracy or completeness." Delete this statement; as the registrant, you cannot disclaim responsibility for information contained within the filing.

Prospectus Summary, page 1
7. Your summary should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary. Please revise to provide a brief, balanced, non-repetitive discussion of your company and the offering. For example:
* to provide context to the summary discussion, briefly indicate at the outset the significance of each operating segment to your business by disclosing the percentage revenues generated by each segment;
* consider eliminating, or significantly reducing, the detailed competitive strengths discussion, which is more appropriate for your business section;
* when presenting information about your revenues and operating income (loss), also disclose your net income (loss) for the same period;
* disclose and quantify your significant indebtedness;
* briefly discuss your bankruptcy in 2003 and what led to your bankruptcy filing; and
* when discussing the number of access lines of your wireline business, disclose that you have experienced reductions in the number of access lines in each of the last few fiscal years.
8. Explain what you mean by "free cash flow" on page two and "incremental cash flow" on page three when you discuss your wireline business. In addition, when discussing your wireline business, please disclose that you have continued to experience reductions in your access lines in the last
9. Briefly indicate here if you choose to retain this section in the summary, and, if not, in your business section, the basis for your beliefs that your brand is the "Best Value in Wireless" and that your services offer "The Most Minutes Across Town and Across America," as you state on page two. Similarly, disclose the basis for your statements on page two and three that "[y]our wireline business and its predecessor organizations have a long history of providing exceptional telephone service in rural Virginia" and have "a reputation for superior customer service."

Recent Developments, page 3
10. Please provide a more descriptive subtitle. In addition, briefly discuss the following:

* the amount of control the CVC and Quadrangle entities will have over NTELOS after the offering; and
* that $13.4 million of the net proceeds of the offering are going to the CVC and Quadrangle entities to terminate advisory agreements you have with them.

Summary Historical and Pro Forma Consolidated Financial and
Operating
Data, page 6
11. Please present the summary historical data for the year ended December 31, 2004 for NTELOS Inc. and for the period from January 14 through June 30, 2005 for NTELOS Holdings Corp. or tell us why this information is not required.
12. Please refer to footnote (1)-(3) on page 7. Since the information is not presented, delete these footnotes.



Risk Factors, page 8

General
13. Some of your risk factors are generic in that they could apply to any company in your industry. We cite as examples the following:

* "We cannot predict the effect of technological changes on our business" on page 15;
* "The possible health effects of radio frequency emission may adversely affect the demand for wireless telephone services" on page
16; and
* "The risks associated with using wireless telephones while driving..." on page 16.

These are just a few examples. Please revise to convey in the risk factor captions and in the accompany text the discrete material risk to you.
14. In highlighting material risks, consider eliminating additional detail that is not necessary to convey the material risk and reserve the additional detail for your business section, management`s discussion and analysis, or other appropriate section. Also, describe the risk succinctly and as early in the accompanying text as possible. In this regard, please revise, for example, the risk factor beginning "Regulatory developments that we cannot predict could increase our costs or reduce our revenues..." on page 17.

We will require a significant amount of cash..., page 8
15. To provide context, please disclose the amount of your debt service obligations and planned capital expenditures over the next fiscal year.

Our largest competitors and Sprint Nextel may build networks in our markets..., page 13
16. To assist investors in assessing the likelihood and imminence of the risk, please state here the termination date of your Strategic Network Alliance with Sprint Nextel.

Our failure to comply with regulatory mandates could adversely affect our ability..., page 14
17. Please refer to your E911 discussion. Revise your management`s discussion and analysis to discuss the impact the E911 requirements will have on your operations.

Use of Proceeds, page 28
18. Please indicate here the amount of the fee to be paid to the CVC
Entities and the Quadrangle Entities for terminating the advisory agreements.
19. Please indicate how you expect to allocate the net proceeds of the offering for each general purpose and also if the underwriters exercise their over-allotment option. To the extent that you intend to apply a significant amount of the net proceeds to "general corporate purposes," revise to more specifically identify the purposes for which this balance of the net proceeds is expected to be used and then quantify the amount intended to be allocated to each of those purposes. See Item 504 of Regulation S-K.

Dilution, page 31
20. Quantify the dilution to new investors if the underwriters fully exercise their over-allotment option.
21. Quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of
Operations, page 35
22. Please refer to notes (d) and (f). Please delete these adjustments but you may disclose the information in the notes.

Management`s Discussion and Analysis, page 44
General
23. Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public company. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company. In this regard, we note your risk factor on page 25 regarding the increase in costs as a result of becoming a public company.

Overview, page 44
24. Please expand your description on page 45 of how the CVC and Quadrangle entities acquired NTELOS Inc. Describe by what means the entities acquired the company and business, whether it was a leveraged buyout, and how the acquisition has impacted your liquidity and capital resources.
25. Please expand your discussion on page 45 of your chapter 11 reorganization, including a description of the circumstances, business or financial, that led to the chapter 11 filing and how you have addressed those circumstances since you reorganized and emerged from bankruptcy.

Other Overview Discussion, page 45
26. We note your statement on page 46 that you "believe that ARPU provides useful information concerning the appeal of [y]our rate plans and service offerings and [y]our performance in attracting and retaining high value customers." Briefly further explain the substantive reasons why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. In addition, please discuss how management uses each of the financial measures to evaluate operating performance and/or liquidity. Please avoid generic conclusions.

Year Ended December 31, 2004 Compared to Year Ended December 31,
2003, page 53

Overview, page 53
27. Please refer to the third paragraph.  Revise the reference to
Note 4 instead of Note 2.

Liquidity and Capital Resources, page 65
28. Given the significant amount of your debt, tell us what consideration you have given to providing more detailed disclosure regarding your debt covenants, including historical and pro forma calculations of the measures. See Part IV.C. of Interpretation Release No. 33-8350 Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations available on our website.
29. We note your statement on page 69 that you will be able to meet your anticipated cash needs "for the foreseeable future." Please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.
Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its debt and other obligations beyond the next twelve months.
30. Please refer to your "timing" discussions on pages 66 and 67 of
2004 and 2005 cash flows from operating activities. Revise to discuss in more detail how the timing each item affected your cash flows form operating activities.

Contractual Obligations and Commercial Commitments, page 69
31. Please include the estimated obligations relating to interest payments and discuss how you calculated these amounts.


Management, page 97

Executive Officers and Directors, page 97
32. Please account for the past five years in your business experience descriptions for directors Christopher Bloise and Andrew
Gesell, or include dates in the existing biographies to show that you have done so. See Item 401(e) of Regulation S-K.
Executive and Director Compensation, page 101
33. We note your reference on page 107 to options that may be granted prior to the initial public offering. To the extent that you grant a material amount of options to named executive officers prior to the offering, please consider disclosing the amount and material terms of the options.

Employment Agreements, page 107
34. Much of the disclosure about your executive officers` employment agreements appears to have been taken directly from the employment contracts, using the same legalistic language and presentation.
Please revise to make this disclosure more readable and easier to understand.

Certain Relationships and Related Transactions, page 114

Advisory Agreements, page 114
35. Describe briefly the advisory services that the CVC Entities and the Quadrangle Entities have provided to you. Discuss how transaction prices were determined by the parties. Disclose the amount of out-of-pocket expenses you have paid to the CVC Entities and the Quadrangle Entities under the advisory agreement.
Disclose
how you calculated the $13.4 termination fee that you intend to pay using net proceeds from the offering. File the advisory agreements as exhibits. Lastly, disclose whether you believe the terms of the agreements were comparable to terms you could obtain from independent third parties.

Stock Subscription Agreements, page 115
36. You provide a cross-reference to "Principal Stockholders" for a description of the stock subscription agreements; however, there is no disclosure regarding the stock subscription agreements in that section. Please disclose the purchase price and amount of Class L and Class A common stock purchased by each named executive officer or director. In addition, describe the material differences between the
Class L and Class A common stock and whether the Class L and Class A common stock will be reclassified as common stock on a one-to-one basis in connection with the offering.

Purchase of Notes, page 115
37. Please disclose the amount of 10% notes held by each person.

Underwriting, page 126
38. As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the NASD informing us that the NASD has no additional concerns.
39. In your indemnification subsection on page 127, you briefly mention a directed share program. Please provide more detailed disclosure about your directed share program. In addition, explain to us in your response letter the mechanics of the directed share program, and provide us with copies of all materials that you will provide to potential purchasers of any shares in the directed share program, and any communications you will have with potential purchasers, including emails. Your explanation to us in your response letter should include, but not be limited to, the following details:

* How the prospective recipients and number of reserved shares are determined;
* How and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used;
* The procedures investors must follow in order to purchase the offered securities, including how and when any communications or funds are to be received by the underwriter or the company;
* The process for confirmation and settlement of sales to directed share purchasers;
* Whether directed share purchasers are required to establish accounts before the effective time, and, if so, what if any funds are put in newly-established brokerage accounts before the effective date;
* The relationship between the funds deposited into new accounts and the expected price for the shares allocated to the directed share purchaser; and
* Whether and how the procedures for the directed share program differ from the procedures for the general offering to the public. Provide us with copies of all written communications with prospective purchasers about the directed share program. Alternatively, to the extent that our Division has reviewed your procedures, please confirm this and tell us if you have changed or revised your procedures subsequent to our clearance.
40. We note your disclosure on page 129. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe in your response letter to us their procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members, and provide us with a description of their procedures.

      Briefly describe any electronic distribution in the filing.

Also, tell us how the procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use
	of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

Alternatively, to the extent that our Division has reviewed the procedures, please confirm this, and tell us if the procedures have been changed or revised subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us if they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

 We may have further comments.

Available Information, page 130
41. Please revise to include our current location at 100 F Street, N.E., Washington, D.C. 20549.

NTELOS Holdings Corp. Financial Statements

Consolidated Statements of Operations, page F-5
42. Please present loss per share and the weighted average common shares outstanding under FAS 128 or tell us why the presentation is not required. Also, revise all applicable sections in the filing.

Note 4. Property, Plant and Equipment and Other Long-lived Assets, page F-13
43. Please tell us how you evaluated the factors in FAS 142 in evaluating the useful life of your customer relationships intangible assets.

Note 3. Investment in NTELOS Inc., page F-10
44. Please provide the disclosures required under paragraph 58 of FAS
141.

Note 4. Accounting for Asset Retirement Obligations, page F-13

45. Please tell us how you considered "the demand of the other party to these agreements" in determining your asset retirement obligations.

Note 14. Stock Plans, page F-27
46. Please tell us the estimated fair value of your common stock used to determine the fair value of each grant under the Black-Scholes option-pricing model. Also, tell us your expected IPO price range.
47. We understand that these options will convert into options to purchase your "Common Stock." Please tell us whether or not the conversion of these options will result in a new measurement date. Include in your response references to the appropriate accounting literature.

NTELOS Inc. and Subsidiaries Financial Statements

Consolidated Balance Sheets, page F-32
Consolidated Statement of Operations, page F-33
48. Please refer to the "Successor Company" financial statements. It appears to us that NTELOS Inc. is considered to be your predecessor.
Revise to delete the "Successor Company" financial statements. If you believe that your presentation is appropriate, please provide us with your basis for citing the appropriate accounting literature.

Consolidated Statements of Operations, page F-33
49. Please present income (loss) per share and the weighted average common shares outstanding under FAS 128 or tell us why the presentation is not required. Also, revise all applicable sections in the filing.

Note 4. Reorganization and Fresh Start Accounting, page F-41
50. Please tell us why these condensed consolidated financial statements are not required to be audited.

Exhibits
51. On page 119, you state that "[p]rior to the completion of this offering, [you] will amend and restate [y]our certificate of incorporation to reclassify [y]our Class A common stock and Class L common stock as common stock." Please provide us with a copy of your amended and restated certificate of incorporation as soon as practicable if you do not file it with your next amendment.
52. Please file the material agreements relating to your formation and the acquisition of NTELOS by the CVC Entities and the Quadrangle
Entities.
53. Please file your remaining exhibits as soon as practicable. With your next amendment, provide us with at least draft copies of the legality opinion. We will need adequate time to review and comment upon it and the other exhibits.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Nicole Holden, Staff Accountant, at 202-551-3374, or Dean Suehiro, Senior Staff Accountant, at 202-551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at 202-551-3359, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.

      					Sincerely,



      					Larry Spirgel
      Assistant Director
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Mr. Moneymaker
NTELOS Holdings Corp.
November 4, 2005
Page 12